UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2011

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from                     to

________________

Commission File
No. 001-15373
________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EFSC INCENTIVE SAVINGS PLAN

________________

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Enterprise Financial Services Corp

150 N. Meramec
St. Louis, Missouri 63105

________________

EFSC Incentive Savings Plan

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Plan Administrator
EFSC Incentive Savings Plan

We have audited the accompanying statement of net assets available for benefits of the EFSC Incentive Savings Plan (the Plan) as of December 31, 2011and 2010, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP
St. Louis, Missouri
June 26, 2012

EFSC INCENTIVE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
Assets:
Cash	$95,126	$65,992

Investments, at fair value:
Mutual funds	14,915,684	14,314,164
Common/collective trust funds	2,293,498	1,917,734
Common stock fund	1,342,830	1,011,345
Total Investments	18,552,012	17,243,243

Receivables:
Notes receivable from participants	333,999	350,383
Accrued income receivable	1,750	—
Employer matching contributions	809,775	453,063
Total Receivables	1,145,524	803,446

Net Assets Available For Benefits	$19,792,662	$18,112,681

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2011	2010
Additions:
Salary deferral contributions	$1,713,933	$1,543,620
Participant Roth contributions	156,343	90,264
Employer matching contributions, net of forfeitures	809,775	455,562
Rollover contributions	481,619	201,592
Total Additions	3,161,670	2,291,038

Deductions:
Benefits paid to participants	1,358,229	1,228,877
Other expenses	6,051	1,611
Total Deductions	1,364,280	1,230,488

Investment Income (Loss):
Net change in fair value of investments	(449,589)	1,951,885
Dividend income	296,214	283,359
Interest income on common/collective trust funds	21,301	26,878
Total Investment Income (Loss)	(132,074)	2,262,122

Interest income on notes receivable from participants	14,665	14,601

Net Increase	1,679,981	3,337,273

Net Assets Available For Benefits - Beginning Of Year	18,112,681	14,775,408

Net Assets Available For Benefits - End Of Year	$19,792,662	$18,112,681

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 And 2010

NOTE 1 - DESCRIPTION OF PLAN
The following description of the EFSC Incentive Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan, with a 401(k) provision, covering all employees of Enterprise Financial Services Corp and its wholly owned subsidiaries (Enterprise) who are not seasonal employees and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan Administrator and Plan Sponsor is Enterprise Financial Services Corp (EFSC). The Plan Trustee is the Enterprise Bank Incentive Savings Plan Trustee Committee which is comprised of five employees of Enterprise. The Plan Trustee meets twice per Plan year.

Contributions
Participants may make elective deferrals from 1% to 75% of eligible compensation to the Plan on a pre-tax basis. The Plan allows participants to contribute to an account that accepts Roth after-tax contributions. In 2011 and 2010, a participant may contribute up to $16,500 in total, to all accounts (pre-tax contributions and Roth after-tax contributions). If a participant is age 50 or older and makes the maximum allowable deferral, they are eligible to make catch-up contributions. In 2011 and 2010, the maximum catch up contribution is $5,500. Enterprise may also make an annual employer matching contribution which is discretionary and determined by the Board of Directors of Enterprise. The employer matching contribution, on behalf of each participant, will be a percentage of deferrals up to the first 5% of the participant's compensation. Participants may also contribute qualified rollover contributions representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limits of the Internal Revenue Code.

Employer matching contributions before reduction for forfeitures and other miscellaneous items were $828,884 and $459,888 for 2011 and 2010, respectively.

Vesting
Participants are immediately vested in their contributions, including rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service, as defined in the Plan Agreement. Participants vest according to a five-year graded schedule and are 20% vested after one year of service and 100% vested after five years of service, upon reaching early or normal retirement, upon total and permanent disability or death.

Participant Accounts
Each participant's account is credited with the participant's contributions, the employer's matching contributions and an allocation of the Plan's earnings. The allocation of earnings is determined by the earnings of the participant's investment selection based on each participant's balance, as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits
While actively employed, participants may receive hardship withdrawals of their vested account balance, subject to applicable regulations and approvals covering hardship withdrawals. Also, participants age 65 and over may receive regular in-service distributions of their vested accounts while actively employed.

On termination of service, a participant may elect to defer their distribution or, subject to appropriate spousal consent, receive either a lump-sum distribution or a Qualified Joint and Survivor Annuity equal to the participant's vested interest in their account. Account balances less than $5,000 are generally distributed to an Individual Retirement Account (IRA) if the participant does not make a distribution election.

Forfeitures
Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Enterprise. As described in the Plan, forfeitures are used to reduce future employer matching contributions or administrative expenses of the Plan. Forfeitures used to offset employer matching contributions amounted to $19,109 and $6,825 for the years ended December 31, 2011 and 2010, respectively.

Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Terms range from one month to five years (longer for the purchase of a primary residence), at a mutually agreed term between the participant and the Plan Administrator. The notes are secured by the vested balance in the participant's account and bear interest at a rate equal to 1% above the prime rate. The interest rate is fixed for the duration of the loan. Principal and interest are paid through payroll deductions.

Administrative Expenses
Substantially all administrative expenses of the Plan are paid by Enterprise Financial Services Corp.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. See Note 3 for further discussion on fair value measurements.

In 2010, the Plan adopted recently issued accounting guidance that requires participant loans to be classified as a Plan receivable and measured at unpaid principal balance plus accrued but unpaid interest. Previously, these participant loans were classified as Plan investments, and were subject to the fair value measurement and disclosure requirements as described in Note 3.

The EFSC Common Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists primarily of EFSC common stock, and also includes cash investments in the Charles Schwab Institutional Money Market Fund sufficient to meet the Fund's daily liquidity needs. EFSC common stock is traded on a national securities exchange (NASDAQ: EFSC). The value of a unit reflects the combined market value of EFSC common stock and the cash investments held by the Fund. At December 31, 2011 and 2010, 205,549 and 220,102 units were outstanding with a value of approximately $6.53 and $4.60 per unit, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits is required to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Plan invests in fully-benefit responsive investment contracts through a collective investment in the Federated Capital Preservation Fund. The statement of changes in net assets available for benefits is prepared on a contract-value basis. There was no adjustment from fair value to contract value in 2011 or 2010 as contract value approximated fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements
The Plan's investments are stated at fair value. Refer to Note 3 for fair value measurements of the Plan's investments.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United

States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan invests in various investment securities, including common stock of the Plan Sponsor. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits
Benefits are recorded when paid.

NOTE 3 - INVESTMENTS
The Plan's investments are held in a qualified tax-exempt trust, managed by Charles Schwab Trust Company (the Custodian). Participants can direct contributions to any of 20 investment options offered by the Plan.

Investments are summarized as follows:

	December 31,
	2011		2010
Mutual funds:
American Beacon Sm Cap V	$1,213,523	**	$1,201,146	**
American Funds the Growth Fund of America, R6 (added 2011)	1,847,413	**	—
American Funds Europacific Growth Fund, R6 (added 2011)	1,380,701	**	—
BlackRock Small Cap Growth Equity Portfolio - Institutional Share Class	940,349	**	896,715	**
Cohen & Steers Realty Shares, Inc.	373,534		285,277
CRM Mid-Cap Value Fund - Institutional Shares	1,029,645	**	967,462	**
Davis New York Venture Shares - Class A Shares	1,061,659	**	1,238,575	**
Dodge and Cox Stock Fund	1,261,518	**	1,154,152	**
American Funds EuroPacific Growth Fund, Class A Shares	—		1,526,486	**
American Funds The Growth Fund of America, R4	—		1,835,486	**
PIMCO Total Return Fund - Administrative Class	2,538,616	**	2,001,986	**
Turner Mid-Cap Growth Fund, Investor Class Shares	970,547	**	990,469	**
Tweedy Browne Global Value Fund	859,561		918,556	**
Vanguard 500 Index Fund, Signal Shares	1,438,618	**	1,297,854	**
Total Mutual funds	14,915,684		14,314,164

Common/collective trust funds:
Federated Capital Preservation Fund - ISP Share Class	—		958,748	**
Federated Capital Preservation Fund - IP	1,182,793	**	—
Schwab Managed Retirement Trust Income Fund Class III	1,187		76
Schwab Managed Retirement Trust 2010 Fund Class III	10,046		—
Schwab Managed Retirement Trust 2020 Fund Class III	537,618		477,161
Schwab Managed Retirement Trust 2030 Fund Class III	437,563		378,071
Schwab Managed Retirement Trust 2040 Fund Class III	80,930		67,380
Schwab Managed Retirement Trust 2050 Fund Class III	43,361		36,298
Total Common/collective trust funds	2,293,498		1,917,734

Common stock fund:
EFSC Common Stock Fund	1,342,830	**	1,011,345	**

Total Investments	$18,552,012		$17,243,243

** Represents 5% or more of the Plan's net assets available for benefits at the beginning of each respective Plan year. All other amounts included for comparison.

The Plan's investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended December 31,
	2011	2010
Mutual funds	$(786,320)	$1,595,973
Common/collective trust funds	(31,467)	94,218
Common stock fund	368,198	261,694
	$(449,589)	$1,951,885

Fair Value Measurements
The Plan utilizes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

•	Level 1 Inputs - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 Inputs - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 Inputs - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

•	Mutual funds - Valued at the net asset value (NAV) of shares held by the Plan at year end.

•
Common/collective trust funds - Valued at fair value with the exception of the Federated Capital Preservation Fund, which is stated at contract value. Fair value is determined by dividing the unit value provided by the fund administrator which is based on the underlying assets owned by the fund by the number of outstanding units. The contract value of the Federated Capital Preservation Fund closely approximated fair value.

•	Common stock fund - Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes the valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2011 and 2010. The Plan follows accounting guidance which requires that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risk of the investments.

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$1,438,618	—	—	$1,438,618
Value funds	5,799,440	—	—	5,799,440
Growth funds	5,139,010	—	—	5,139,010
Fixed funds	2,538,616	—	—	2,538,616
Total mutual funds	14,915,684	—	—	14,915,684
Common/collective trust funds:
Managed funds (a)	—	1,110,705	—	1,110,705
Fixed funds (b)	—	1,182,793	—	1,182,793
Total common/collective trust funds	—	2,293,498	—	2,293,498
Common stock fund:
Financial services	—	1,342,830	—	1,342,830
Total common stock fund	—	1,342,830	—	1,342,830
Total investments at fair value	$14,915,684	$3,636,328	—	$18,552,012

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$1,297,854	—	—	$1,297,854
Value funds	5,765,168	—	—	5,765,168
Growth funds	5,249,156	—	—	5,249,156
Fixed funds	2,001,986	—	—	2,001,986
Total mutual funds	14,314,164	—	—	14,314,164
Common/collective trust funds:
Managed funds (a)	—	958,986	—	958,986
Fixed funds (b)	—	958,748	—	958,748
Total common/collective trust funds	—	1,917,734	—	1,917,734
Common stock fund:
Financial services	—	1,011,345	—	1,011,345
Total common stock fund	—	1,011,345	—	1,011,345
Total investments at fair value	$14,314,164	$2,929,079	—	$17,243,243

(a)    This category includes funds designed to provide single investment portfolios that adjust over time to meet the changing risk and return objectives of investors based on retirement date. The funds are diversified across several asset classes, including, but not limited, to large cap equities, small cap equities, international equities, fixed income and stable value. There are no restrictions on participant redemptions and there are no unfunded commitments for investments in common/collective trusts. Were the Plan to initiate a full redemption of certain common/collective trusts, however, the trustees of the common/collective trusts could impose restrictions to the extent it is determined a full redemption could disrupt the liquidity or management of the fund.

(b)    The Plan invests in the Federated Capital Preservation Fund (Fund), a collective investment fund that is fully benefit-responsive. The Fund invests in stable value products, including guaranteed investment contracts (“GIC's”), synthetic GIC's, and money market funds. The Fund seeks to outperform money market funds in a normal yield curve environment and attempts to maintain a stable unit value of $10.00. Valuation occurs daily and dividends are declared daily and paid monthly. Participants may purchase units of the Fund daily based on the established unit value of $10.00. Participants may redeem units of the Fund for the purpose of funding a bona fide benefit payment, making a Participant loan, honoring an employee-directed transfer of the employee's interest in the Plan to another investment election or paying Trustee fees. Participants may make withdrawals from the Fund for other purposes generally only upon 12 months' advance written notice to the Trustee. Net investment income is distributed to Participants monthly and is reinvested to purchase additional units.

NOTE 4 - PLAN TERMINATION
Although it has not expressed intent to do so, EFSC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Enterprise may elect to have all assets transferred to another qualified plan in which all participants who would have otherwise received a distribution will have an interest, and each participant's interest will be nonforfeitable as to amounts attributable to assets transferred on his or her behalf.

NOTE 5 - INCOME TAX STATUS
The Plan uses a prototype plan document sponsored by Retirement Plan Services, LLC (Retirement Plan Services). The Plan Sponsor amended and restated the Plan effective January 1, 2010 by adopting a new Retirement Plan Services prototype plan document. Retirement Plan Services received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (IRC). The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS and with IRS Revenue Procedure 2005-16, which provides that, if certain conditions are met, an employer may rely on a favorable opinion letter issued to a prototype Plan Sponsor as if the employer had received a favorable determination letter.

The Plan Administrator previously discovered certain operational failures of the Plan related to the definition of compensation. The Plan Sponsor worked with legal counsel to address such failures and submitted a request for a compliance statement approving a proposed correction of the failures under the Internal Revenue Service's Employee Plans Compliance Resolution System. The IRS issued such compliance statement on March 30, 2012. The Plan Sponsor and Plan Administrator are taking corrective actions described in the compliance statement and expect to complete such actions by August 27, 2012. The corrective actions include a contribution from EFSC of approximately $300,000 and changes to the internal control structure. The Plan Sponsor believes that such actions will maintain the tax qualified status of the Plan and the related trust will continue to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's federal tax returns for tax years 2008 and later remain subject to examination by taxing authorities.

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST
During 2011 and 2010, the Plan purchased 11,930 and 9,650 EFSC common shares, respectively. The Plan also sold or distributed a total of 16,500 and 9,020 EFSC common shares, during 2011 and 2010, respectively. All shares were bought or sold on the open market.

EFSC owns a 10% membership interest in Retirement Plan Services, LLC, the Plan's third-party recordkeeper.

The investment advisor for the Plan is Moneta Group, a nationally recognized firm in the financial planning industry. In 1997, Enterprise entered into a solicitation and referral agreement with Moneta Group. Certain Moneta Group employees have been granted stock options under this referral agreement for EFSC common stock which can be exercised through 2013. The number of outstanding stock options held by Moneta Group employees at December 31, 2011 was 8,096. There have been no stock options issued to Moneta Group employees since 2003.

NOTE 7 – EXPLANATORY NOTE: ENTERPRISE FINANCIAL SERVICES CORP RESTATEMENT AND RELATED LITIGATION

In January 2012, while converting to a new system designed to address the complex accounting requirements of acquired loans under Accounting Standards Codification ("ASC") Topic 310-30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality”, EFSC discovered an error in its process used to record income on these loans that affected the EFSC financial results previously reported for fiscal 2010 and the fiscal quarters ended March 31, 2011, June 30, 2011, and September 30, 2011.

On April 23, 2012, EFSC filed an Amended Annual Report on Form 10-K/A with the SEC to restate the audited consolidated financial statements and related disclosures for the fiscal year ended December 31, 2010 and Amended Quarterly Reports on Form 10-Q/A for the quarters ended March 31, June 30 and September 30, 2011 (the "Restatement".)  On April 23, 2012, EFSC also filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

On April 10, 2012, a putative class action, related to the Restatement, was filed in the United States District Court for the Eastern District of Missouri against the Company and certain of its Executive Officers.   The action seeks unspecified damages and costs and expenses. EFSC denies plaintiffs’ allegations and intends to vigorously defend the lawsuit.

See the EFSC Annual Report on Form 10-K, filed April 23, 2012, Item 8, Note 14- Litigation and Other Claims and Note 24 - Restatement of Consolidated Financial Statements, for more information.

Report of Independent Registered Public Accounting Firm on Supplementary Information

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP
St. Louis, Missouri
June 26, 2012

EFSC INCENTIVE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

EIN: 43-1706259 PLAN: 001
SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2011

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, collateral and maturity value	Current Value

Mutual funds:
American Beacon Sm Cap V		$1,213,523
American Funds the Growth Fund of America, R6		1,847,413
American Funds Europacific Growth Fund, R6		1,380,701
BlackRock Small Cap Growth Equity Portfolio - Institutional Share Class		940,349
Cohen & Steers Realty Shares, Inc.		373,534
CRM Mid-Cap Value Fund - Institutional Shares		1,029,645
Davis New York Venture Shares - Class A Shares		1,061,659
Dodge and Cox Stock Fund		1,261,518
PIMCO Total Return Fund - Administrative Class		2,538,616
Turner Mid-Cap Growth Fund, Investor Class Shares		970,547
Tweedy Browne Global Value Fund		859,561
Vanguard 500 Index Fund, Signal Shares		1,438,618
		14,915,684

Common/collective trust funds:
Federated Capital Preservation Fund - IP		1,182,793
Schwab Managed Retirement Trust Income Fund Class III		1,187
Schwab Managed Retirement Trust 2010 Fund Class III		10,046
Schwab Managed Retirement Trust 2020 Fund Class III		537,618
Schwab Managed Retirement Trust 2030 Fund Class III		437,563
Schwab Managed Retirement Trust 2040 Fund Class III		80,930
Schwab Managed Retirement Trust 2050 Fund Class III		43,361
		2,293,498

Common stock fund:
EFSC Common Stock Fund *		1,342,830

Notes receivable from participants*	Interest rates ranging from 4.25% to 9.25%; Due at various dates through 2035	333,999

Total		$18,886,011

* Represents a party-in-interest to the Plan.

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2012                        EFSC Incentive Savings Plan

/s/ Mark G. Ponder
Mark G. Ponder
Senior Vice President & Controller
Enterprise Financial Services Corp

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm